CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278
[redacted]

RECEIVED
2007 JUN 11 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCS:

07024346

5 June 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 23 May 2007 (*Notification on New Subsidiaries*);
- 25 May 2007 (*Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*);
- 28 May 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on Unusual Price Movement*); and
- 4 June 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on Discloseable Transaction – MindChamps Joint Venture Transaction*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

dlw
6/12

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-May-2007 17:19:30
Announcement No.	00048

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiaries
Description	Please find attached the announcement relating to the above.
Attachments:	New_Subsidiaries.pdf Total size = **35K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW SUBSIDIARIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(1) The Company has incorporated three wholly-owned subsidiaries known as Frontier Properties Pte. Ltd. ("Frontier"), Sunmaster Holdings Pte. Ltd. ("Sunmaster") and Ascent View Holdings Pte. Ltd. ("Ascent View").

Information relating to Frontier, Sunmaster and Ascent View are as follows:

(a)	Name of company	:	Frontier Properties Pte. Ltd.
	Date & country of incorporation	:	8 May 2007 Singapore
	Issued share capital	:	$2
	Principal activity	:	Investment holding
(b)	Name of company	:	Sunmaster Holdings Pte. Ltd.
	Date & country of incorporation	:	14 May 2007 Singapore
	Issued share capital	:	$2
	Principal activity	:	Investment holding and property owner and developer
(c)	Name of company	:	Ascent View Holdings Pte. Ltd.
	Date & country of incorporation	:	14 May 2007 Singapore
	Issued share capital	:	$2
	Principal activity	:	Investment holding and property owner and developer

2/..

(2) Sunmaster has incorporated a wholly-owned subsidiary known as City Venture Properties Pte. Ltd. ("City Venture").

Information relating to City Venture is as follows:

Name of company	:	City Venture Properties Pte. Ltd.
Date & country of incorporation	:	14 May 2007 Singapore
Issued share capital	:	$2
Principal activity	:	Property owner and developer

(3) Ascent View has incorporated a wholly-owned subsidiary known as Fairsteps Properties Pte. Ltd. ("Fairsteps").

Information relating to Fairsteps is as follows:

Name of company	:	Fairsteps Properties Pte. Ltd.
Date & country of incorporation	:	14 May 2007 Singapore
Issued share capital	:	$2
Principal activity	:	Investment holding and property owner and developer

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 23 May 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	25-May-2007 17:52:17
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

Description

The Board of Directors of City Developments Limited ("CDL") wishes to announce that CDL's deemed interest in Millennium & Copthorne Hotels plc ("M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited, has increased to 156,774,390 shares or 53.031% of M&C's issued share capital following the allotment on 18 May 2007 of a total of 2,378,827 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election under the Scrip Dividend Option of M&C to receive new shares based on a value of 676.30 pence per share rather than cash in respect of the final cash dividend of 10.42 pence per share for the year ended 31 December 2006 declared by M&C.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 25 May 2007

Attachments: Total size = 0
(2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	28-May-2007 22:36:01
Announcement No.	00226

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Announcement by Subsidiary Company, City e-Solutions Limited on Unusual Price Movement

Description | Please find attached the subject announcement released by City e-Solutions Limited on 28 May 2007.

Attachments: CITYESOLUTIONS.pdf
Total size = **32K**
(2048K size limit recommended)

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

UNUSUAL PRICE MOVEMENT

RESUMPTION OF SHARE TRADING

The Board has noted today's increase in the trading price of the shares of the Company and issues this announcement pursuant to Rule 13.09 of the Listing Rules.

The Group is negotiating with several unconnected and independent third parties in respect of a Possible Hospitality-Related Investment which, if the same materializes, will constitute a major transaction for the Company under the Listing Rules. The Group is also negotiating with unconnected and independent third parties in respect of a Possible Training Investment which, if the same materializes, will constitute a discloseable transaction for the Company under the Listing Rules. The Possible Hospitality-Related Investment and Possible Training Investment are independent from, and not related to, each other.

The Board also confirms that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 3:39 p.m. on 28 May 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 29 May 2007.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules").

The board ("Board") of directors of City e-Solutions Limited ("Company") has noted today's increase in the trading price of the shares of the Company ("Shares").

The Group is negotiating with several unconnected and independent third parties in respect of a possible hospitality-related investment ("Possible Hospitality-Related Investment") in a joint venture company. If the Possible Hospitality-Related Investment materializes, it will constitute a major transaction for the Company under the Listing Rules.

The Group is also negotiating with unconnected and independent third parties in respect of a possible investment ("Possible Training Investment") in a joint venture company which will be principally engaged in provision of training services. If and when the Possible Training Investment materializes, it will constitute a discloseable transaction for the Company under the Listing Rules.

The Possible Hospitality-Related Investment and Possible Training Investment are independent from, and not related to, each other. The negotiations of the above two possible investment are still on-going currently. The terms of the transactions are still subject to consideration and final approval by the Board or its authorized committee. No definitive or legally binding agreements, letters of intent or similar agreements or documents have been entered into by the Group. Accordingly, the Group may or may not proceed with such transactions. Shareholders of the Company and investing public are advised to take caution in dealing in the Shares. If and when any of the above transactions materializes, the Company will issue the appropriate announcement and comply with the Listing Rules.

The Board also confirms that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 3:39 p.m. on 28 May 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 29 May 2007.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 28 May 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Please also refer to the published version of this announcement in The Standard.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	68778278
Date & Time of Broadcast	04-Jun-2007 07:23:50
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Discloseable Transaction - MindChamps Joint Venture Transaction
Description	Please find attached the announcement released by City e-Solutions Limited relating to the above.
Attachments:	CES.pdf Total size = **42K** (2048K size limit recommended)

RECEIVED
2007 JUN 11 A 8:03

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

DISCLOSEABLE TRANSACTION
MINDCHAMPS JOINT VENTURE TRANSACTION

RESUMPTION OF SHARE TRADING

The Board is pleased to announce that on 1 June 2007 CES Education (a wholly owned subsidiary of the Company), MindChamps JVC and the Original Investor entered into the MindChamps JV Agreement. Each of CES Education and the Original Investor subscribed for 50% shareholding interest in MindChamps JVC, on fully diluted basis, at about S$7.5 million (about HK$38.5 million), totaling about S$15 million (about HK$77 million), in cash on the date of the MindChamps JV Agreement.

MindChamps JVC is principally engaged in offering "How-to-Learn" programmes, being specialized accelerated learning and memorization technique programmes, to children and young people ranging from pre-school to tertiary level.

MindChamps JVC and Original Investor are Independent Third Parties. The MindChamps JV Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

A discloseable transaction circular in connection with the MindChamps JV Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m.. on 1 June 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 4 June 2007.

The Board is pleased to announce that further to the announcement of the Company dated 28 May 2007, the Possible Training Investment (as defined in that announcement) has materialized. In connection with it, on 1 June 2007, CES Education (a wholly owned subsidiary of the Company), MindChamps JVC and the Original Investor entered into the MindChamps JV Agreement constituting a discloseable transaction for the Company under the Listing Rules. This announcement is also made pursuant to Rule 13.09 of the Listing Rules.

A. THE MINDCHAMPS JV AGREEMENT

The material terms of the MindChamps JV Agreement are summarized below:

1. *Date*

1 June 2007

2. *Parties*

   a. CES Education, which is a limited liability company incorporated in Singapore and is wholly owned by the Company;

   b. MindChamps JVC, which is a limited liability company incorporated in Singapore; and

   c. Original Investor, which is a limited liability company incorporated in Singapore. To best of the knowledge of the Directors after making all reasonable enquiry, its current principal business activity as at the date of this announcement is holding of 50% shareholding interest in MindChamps JVC.

   MindChamps JVC and the Original Investor (including the ultimate beneficial owners of the Original Investor) are Independent Third Parties.

3. *Asset acquired and consideration*

Prior to the MindChamps JV Agreement, MindChamps JVC has issued 1 MindChamps Share, constituting its entire issued share capital then, to the Original Investor.

Pursuant to the MindChamps JV Agreement, CES Education and the Original Investor subscribed for 7,500,000 and 7,499,999 new MindChamps Shares respectively. All of such MindChamps Shares were issued to and fully paid for by the parties on the same date of the MindChamps JV Agreement. Accordingly, the entire issued share capital of MindChamps JVC is currently held as to 50% and 50% by CES Education and the Original Investor respectively.

The subscription price paid by CES Education and the Original Investor was S$1 (about HK$5.136) per MindChamps Share, and was satisfied in cash. The aggregate subscription prices for their respective 50% shareholding interests in MindChamps JVC on fully diluted basis were both about S$7.5 million (about HK$38.5 million), totaling S$15 million (about HK$77 million). The subscription price was determined after arm's length negotiations between the parties and is equal to their respective proportionate interests (that is, 50%) attributable to the asset value of MindChamps JVC (of about S$15 million (about HK$77 million)) as at 30 May 2007.

The Group funded the above subscription price from its internal cash resources.

4. *Information on MindChamps JVC and its principal business*

MindChamps JVC was newly incorporated in Singapore on 22 May 2007 in anticipation of the MindChamps JV Agreement. MindChamps JVC will be principally engaged in offering "How-to-Learn" programmes, being specialized accelerated learning and memorization technique programmes, to children and young people ranging from pre-school to tertiary level. It intends to establish and operate education institutions and amenities providing such accelerated learning and memory technique in Singapore initially, and then expand to other overseas markets. It is a new special purpose vehicle to corporatize and hold the relevant assets (including trademarks and other intellectual property rights) for its business previously owned and developed by the Original Investor prior to their injection into the MindChamps JVC. It has not engaged in any business operation since its incorporation other than those contemplated under the MindChamps JV Agreement.

No audited accounts have been issued by MindChamps JVC since its incorporation on 22 May 2007. According to the unaudited balance sheet of MindChamps JVC, prepared according to Singapore generally accepted accounting principles, made up to 30 May 2007, the unaudited asset of MindChamps JVC as at 30 May 2007 was about S$15 million (about HK$77 million), and its unaudited liability as at 30 May 2007 was S$15 million (about HK$77 million), which was due to the Original Investor arising from the injection of the assets as mentioned above and will be fully settled by MindChamps JVC out of the subscription monies received under the MindChamps JV Agreement.

After the Subscription, the Group's interest in MindChamps JVC will be recognized in the accounts of the Group by using proportionate consolidation (as allowed under Hong Kong Accounting Standard 31).

5. *Funding commitments of the parties*

Under the MindChamps JV Agreement, any further funding by the MindChamps JVC on top of the above subscription monies paid by CES Education and the Original Investors would require mutual consent of both parties.

There is no capital commitment on the part of the Group under the MindChamps JV Agreement apart from the Subscription. The Company currently does not foresee any further capital contribution commitment on the part of the Group on top of the above capital contribution. If any additional financial assistance is given by the Group to MindChamps JVC in the future, such assistance shall be subject to and comply with the relevant requirements of the Listing Rules.

6. *Board representations*

The board of directors of MindChamps JVC shall comprise 4 directors. Initially, each of CES Education and the Original Investor shall be entitled to appoint or remove 2 directors at any time. The chairman of MindChamps JVC, appointed by the Original Investor, does not have casting vote.

7. *Term*

The MindChamps JV Agreement has taken effect and will continue until termination by mutual agreement of the parties to it or upon liquidation of MindChamps JVC.

8. *Pre-emption rights and non-competition undertakings*

The MindChamps JV Agreement also provides for pre-emption rights of the existing shareholders of MindChamps JVC as to any transfer of shares in such company by any shareholder.

To further protect the interests of the shareholders of MindChamps JVC, each of CES Education and the Original Investors has also given non-competition undertakings not to engage in business similar to or in competition with that of MindChamps JVC during the term of the MindChamps JV Agreement and for a further 3 years after it ceases to hold any MindChamps Shares.

B. REASONS FOR, AND BENEFITS OF, THE MINDCHAMPS JV AGREEMENT

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services.

The Group has always been seeking opportunities to invest in high growth businesses. The education business has experienced very high growth potential generally given the increasing importance of the "knowledge" worker in the globalised economy in the 21st century. Parents around the world are putting more emphasis on providing their children with the best opportunities to learn and assimilate knowledge and new skills. The learning programmes of MindChamps JVC are to meet the strong demand by parents for better learning skills for their children in order that they might acquire success for life. Although initially based in Singapore, the Company believes that this business has strong potential to expand globally.

The MindChamps JVC will leverage on its intellectual property to offer programmes to help children and young people ranging from pre-school to tertiary level to gain new "How to Learn" techniques. This programme will introduce students to innovative ways of thinking, studying, processing and recalling, as well as promoting self-esteem. The programmes will not only provide learning skills but also help students develop strong motivation to learn and master their subjects in school. The education business of MindChamps JVC currently does not form part of the hospitality-related principal business of the Group.

The Directors are of the opinion that the Group's entry into this MindChamps JV Agreement will provide a good source of financial returns to the Group, as well as to provide a dynamic platform to expand in a niche market of the lucrative education business.

The Board, including the independent non-executive Directors, considers that the terms of the MindChamps JV Agreement, including the subscription price under the Subscription, are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

C. LISTING RULES IMPLICATIONS

As the asset and consideration ratios in respect of the Group's capital commitment under the MindChamps JV Agreement exceed 5% but are less than 25%, the MindChamps JV Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. This announcement is also made pursuant to Rule 13.09 of the Listing Rules.

A discloseable transaction circular in connection with the MindChamps JV Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m. on 1 June 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 4 June 2007.

D. DEFINITIONS

The following expressions in this announcement have the meanings set out below unless the context requires otherwise:

"CES Education"	CES Education Holdings Pte. Ltd., which is a company incorporated in Singapore and is a wholly owned subsidiary of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), (to the best knowledge, information and belief of the Directors after having made all reasonable enquiry) is not a connected person of the Company and is also independent of the Company and its connected persons
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MindChamps JVC"	MindChamps Holdings Pte. Ltd., a limited liability company incorporated in Singapore on 22 May 2007, the entire issued share capital of which is currently owned as to 50% and 50% by CES Education and the Original Investor
"MindChamps JV Agreement"	the shareholders' agreement dated 1 June 2007 between CES Education, MindChamps JVC and the Original Investor in respect of MindChamps JVC
"MindChamps Share"	ordinary share of S$1.00 each in the share capital of MindChamps JVC
"Original Investor"	MindChamps Pte. Ltd, which is a limited liability company incorporated in Singapore and is an Independent Third Party

"Share"	ordinary share of HK$1.00 each in the share capital of the Company
"Singapore"	the Republic of Singapore
"Shareholder(s)"	holder(s) of the issued Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	subscription of 7,500,000 MindChamps Shares (representing 50% of the fully diluted share capital of MindChamps JVC) by CES Education at the total price of S$7.5 million (about HK$38.5 million) under the MindChamps JV Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 1 June 2007

As at the date of this announcement, the Board comprises 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

For the purpose of this announcement, the translation of S$ into HK$ is based on the approximate exchange rate of S$1.00 = HK$5.136.

Please also refer to the published version of this announcement in The Standard.

END